EXHIBIT 3.33(a)
ARTICLES OF INCORPORATION
OF
USP ASSURANCE COMPANY
ARTICLE I
Name
     The name of the corporation shall be USP Assurance Company.
ARTICLE II
Registered Office and Registered Agent
     The initial registered office of the corporation shall be One Church Street, City of Burlington, County of Chittenden, State of Vermont 05401, and the initial registered agent at such address shall be Paul Frank + Collins P.C.
ARTICLE III
Purpose
     This corporation is a Vermont general corporation, organized for the purpose of writing insurance and reinsurance as a captive insurance company pursuant to Title 8, Vermont Statutes Annotated, Chapter 141, Captive Insurance Companies, conducting all activities necessary or incidental to the foregoing, and engaging in any other lawful business or activity.
ARTICLE IV
Authorized Shares
     The aggregate number of shares the corporation shall have authority to issue is: One Million (1,000,000) shares of one class of shares with no par value, said class consisting of voting common shares. The sole class of shares shall have unlimited voting rights and shall be entitled to receive the net assets of the corporation upon dissolution.

ARTICLE V
Shareholder Action Without Meeting
     Action required or permitted to be taken by the shareholders of a corporation at a shareholders’ meeting may be taken without a meeting if the action is taken by the holders of at least a majority of all of the shares entitled to vote on the action, and if each shareholder is given prior notice of the action proposed to be taken. Each action must be evidenced by one or more written consents describing the action taken, signed by the holders of at least a majority of the shares, and filed in the corporate minute book. Prompt notice of any action taken by less than unanimous written consent in lieu of a meeting shall be given to all shareholders entitled to vote on such action.
ARTICLE VI
Greater Quorum or Voting Requirements for Shareholders
     The shareholders of the corporation may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders (or voting groups of shareholders) than is required by these Articles or the Vermont Business Corporation Act.
ARTICLE VII
Director Liability
     To the extent permitted by Section 2.02(b)(4) of the Vermont Business Corporation Act, as the same may be supplemented, replaced or amended, no director of the corporation shall be personally liable to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, solely as a director, based on a failure to discharge his or her own duties in accordance with Section 8.30 of the Vermont Business Corporation Act, as the same may be supplemented, replaced, or amended.
ARTICLE VIII
Effective Date
     These Articles of Incorporation shall be effective as of the date of filing.

ARTICLE IX
Incorporators
The name and address of each incorporator is:

Name	Address
Alan D. Port	151 Ledge Road Burlington, VT 05401

Stephanie J. Mapes	426 South Winooski Avenue Burlington, VT 05401

William D. Riley	31 Fairmount Street Burlington, VT 05401
Executed by the undersigned incorporators as of this 26th day of October, 2006.

INCORPORATORS:

/s/ Alan D. Port Alan D. Port

/s/ Stephanie J. Mapes Stephanie J. Mapes

/s/ William D. Riley William D. Riley

Category of Business for Vermont Department of Economic Development’s Data Base: 55 Insurance Carrier

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